Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

April 28, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:
Pamela A. Long, Assistant Director
Edward M. Kelly, Special Counsel
Melinda J. Hooker, Staff Accountant
Anne M. McConnell, Staff Accountant

Re:
Level Brands, Inc. (the "Company")
Draft Registration Statement Submitted February 10, 2017
CIK No. 0001644903

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment on the above-captioned registration statement. Following are the Company's responses to such comments. Concurrently, we have submitted Amendment No. 1 to the Draft Registration Statement on Form S-1 ("Amendment No. 1").

General

1.
Please provide updated interim financial statements and related information as required by Rule 8-08 of Regulation S-X.

Response:     Amendment No. 1 includes updated interim financial statements and related information as required by Rule 8-08.

2.
Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

Response:    At the present time the Company believes all artwork to be used is reflected in Amendment No. 1. The Company will supplementally submit any changes or additions to the staff for review if the artwork is changed or supplemented.

3.
Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Response:    To date, no written communications as defined in Rule 405 under the Securities Act have been presented by the Company, or by anyone authorized by the Company to do so, in reliance on Section 5(d) of the Securities Act. The Company will provide the staff with any research reports about it that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company's offering at such time as any such documents exist.

 Registration Statement’s Facing Page

4.
The EDGAR system indicates that your primary standard industrial code number is 2844 and not 2300. Please revise.

Response:    Amendment No. 1 has been revised to correct the primary standard industrial code number to 2844.

 Prospectus’ Outside Front Cover Page

5.
Your fee table suggests that you are registering the offering of underwriters’ warrants and the underlying common stock. Please revise your cover page to state that you are also offering warrants to the underwriters as well as the number of shares of common stock underlying the warrants.

Response:    Amendment No. 1 includes additional language in footnote 1 to the table on the cover page of the prospectus referencing the warrant and the underlying shares to be issued to the representative of the underwriters.

Prospectus Summary, page 5

6.
In the last paragraph on page 5, you describe your business model as utilizing a “disruptive approach in the marketplace.” Please elaborate on what about your business model is disruptive as you have explained the meaning of that term.

Response:    The language has been removed from Amendment No. 1; please see page 5.

7.
In the first paragraph on page 6, please explain what you mean when you say that you are a “branding and marketing” company. From disclosure throughout the prospectus, it appears that you develop and sell hair products, and that you would like to expand into men’s products and entertainment. Please clarify.

Response:    Amendment No. 1 has been revised to explain the Company's meaning of a "branding and marketing" company. Please see page 6.

Summary Historical Financial Data, page 10

8.
We note footnote (1) related to the pro forma as adjusted disclosures indicates that you are giving pro forma effect to the 1:5 reverse stock split that occurred on December 5, 2016. However, we also note disclosures on page 3 and in the consolidated financial statements that indicate all share and per share information in your filing appropriately give effect to the 1:5 reverse stock split. Please correct footnote (1). Please also correct related pro forma disclosures under capitalization on page 26 and dilution on page 27.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Response:    Notwithstanding the disclosure on page 3 regarding the global application of the reverse stock split to all share and per share information in the filing, because the reverse stock split occurred after the end of the Company's fiscal year we believed the pro forma footnotes were appropriate in the summary historical financial data as well as the capitalization and dilution tables to ensure that a reader understood the impact of the split. However, with the updating of the financial information in response to comment 1 to a period which is after the date of the reverse stock split, the references to the pro forma adjustment in these tables has been eliminated. Please see pages 10 and 28 of Amendment No. 1.

Our chief executive officer was recently appointed…and is involved in other businesses that can impact his time devoted to our company, page 11

9.
Disclosure that Mr. Martin A. Sumichrast’s involvement in other businesses could impact his time and attention to the company’s business appears inconsistent with disclosure on page 1 of his employment agreement filed as exhibit 10.9 to the registration statement that he is to devote “substantially” all of his business time and attention to the company’s business and affairs. Please reconcile the disclosures.

Response:    The risk factor has been modified in Amendment No. 1 to remove references to Mr. Sumichrast devoting his time and attention to other business ventures. Please see page 11.

Results of Operations, page 30

10.
We note that sales for fiscal 2016 primarily consisted of the following products: The Iron (approximately 21% of revenues), Fearless (approximately 5% of revenues), Fierce (approximately 5% of revenues), and five other products each at approximately 4% of revenues. Please identify what makes up the remaining 49% of fiscal 2016 sales.

Response:    Amendment No. 1 has been updated to provide the requested additional disclosure; please see pages 26 and 30.

Liquidity and Capital Resources, page 31

11.
Based on your working capital deficit and negative operating cash flows, please more fully disclose and discuss known trends or demands and commitments that will or are reasonably likely to result in liquidity materially increasing or decreasing. Please also more fully disclose and discuss the actions that you have taken or intend to take to remedy the current deficiencies.

Response:    Liquidity and capital resources in Amendment No. 1 has been expanded to provide the requested additional disclosure. Please see page 32.

Critical Accounting Policies, page 32

12.
Please disclose and discuss the critical accounting policies and estimates that required significant management judgement. It appears to us, at a minimum, that you should enhance your disclosures related to sales returns and allowances and intangible assets.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Response:    Critical accounting policies within MD&A in Amendment No. 1 has been expanded to provide the requested additional disclosure. Please see page 32.

Product Development, page 36

13.
We note that your products are conceptualized in-house and that formulas are developed utilizing the services of third party contractors. Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities as required by Item 101(h)(4)(x) of Regulation S-K.

Response:     Amendment No. 1 has been revised to disclose the portion of product development expenses during the past two fiscal years which are included in the fees paid to third party consultants. The Company does not otherwise directly incur any product development expenses. Please see page 36.

Encore Endeavor 1 (EE1), page 40

14.
Elaborate on your contractual agreements with Bertelsmann Music Group. Additionally, advise what consideration you have given to filing the contractual agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:    Prior to the Company's acquisition of the membership interests in EE1 in January 2017, EE1 was controlled by affiliates of kathy ireland Worldwide LLC (see disclosure which appears on page 39 of Amendment No. 1.) including Mr. Steven Roseberry. Mr. Roseberry, a member of EEI and President, Chief Marketing Officer and member of the board of directors of kathy ireland Worldwide LLC and its subsidiary Sterling/Winters Company, was primarily responsible for matters associated with EEI prior to the acquisition and remains so subsequent thereto. In February 2016 EE1 entered into a letter agreement with BMG Rights Management (US) LLC ("BMG"), a division of Bertelsmann Music Group, which relates to future projects the parties may undertake concerning three recording artists that are signed to Sterling/Winters Company. The letter agreement is on BMG letterhead, addressed to EE1 c/o Mr. Roseberry at Sterling/Winters Group and executed on BMG's behalf by Laurent Hubert, President, Creative & Marketing, North America and Mark Robinson, SVP and General Counsel, Business & Legal Affairs, North America. The recording artists identified in this letter agreement are Donovan Leitch, Marilyn McCoo and Billy Davis, Jr. This February 2016 letter agreement makes incorrect reference to the artists being under contract with EEI as opposed to Sterling/Winters Group. Based upon our conversations with the parties we believe this to have been a ministerial error as a result of the related party relationship between EEI and Sterling/Winters Company. In January 2017, prior to the closing of the purchase of the EE1 membership interests by the Company, the February 2016 letter agreement was amended to expand the list of artists to include Anita Pointer, Peabo Bryson, Roney Boys and Jam and Lewis Tribute. Like the first letter agreement, this amendment was on BMG letterhead and addressed to EE1 c/o Mr. Roseberry at Sterling/Winters Group.

Given the rather preliminary nature of these letter agreements, the Company does not believe the letter agreements rise to the level of a material contract under 601(b)(10). Presently, Mr. Roseberry, on EE1's behalf, and BMG are in early stage negotiations for the terms of definitive agreements between EE1 and these artists and containing customary terms and conditions which will for specific projects to be undertaken by these artists. The timing of the execution of these agreements is presently unknown. At such time as one or more of these agreements is consummated, if same occurs prior to the offering, the Company will include disclosure regarding the material terms of those definitive agreements, and file copies thereof as exhibits to the next amendment to the registration statement. Thereafter, the Company will make the appropriate disclosure and filings under an 8-K.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Management, page 43

15.
If applicable, describe any of the events specified in Item 401(f) of Regulation S-K that occurred during the past 10 years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, or executive officer.

Response:     Based upon the questionnaires provided to the Company by the directors, executive officers and director nominees, there are no such disclosable events.

Our History, page 42

16.
In the second paragraph of this section, where you discuss the acquisition of Beauty & Pin-Ups, please clarify, if true, that the 12% and 10% membership interests that you issued to Mr. Priel Maman and Sigan Industries Group were membership interests of your subsidiary, Beauty & Pin-Ups, LLC rather than interests in Level Brands.

Response:    The disclosure has been clarified in Amendment No. 1; please see page 42.

Directors and Executive Officers, page 43

17.
In the biographical paragraph of Mr. Martin A. Sumichrast, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response:     Additional disclosure has been added to Amendment No. 1; please see page 43.

Director Nominees, page 44

18.
File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

Response:    The director nominees have now joined the Company's board of directors effective March 15, 2017; Amendment No. 1 has been updated accordingly. Please see pages 44, 45 and 47.

Corporate Governance and Nominating Committee, page 48

19.
Specify the two directors beginning in March 2017 whom the board of directors determines are independent within the meaning of Rule 5605 of the NASDAQ Marketplace Rules.

Response:    Amendment No. 1 has been revised to reflect that Messrs. Sellers and Morris are considered independent with the meaning of Nasdaq Marketplace Rule 5605. Please see page 48.

Certain Relationships and Related Party Transactions, page 54

20.
In the first paragraph, please clarify that you have disclosed all transactions in which the amount involved exceeds the lesser of $120,000 and 1% of your average of your total assets at year-end for the last two completed fiscal years. Based on your audited balance sheet, this appears to require disclosure of related party transactions where the amount involved is $17,230 or more. Please see Item 403(d)(1) to Regulation S- K.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Response:    Additional language has been added to the first paragraph of this section. Please see page 54.

Transactions with Affiliates of Mr. Shriver, page 55

21.
In the first bullet point relating to Best Buddies International, please clarify whether the charitable contribution that you have made and are required to make is in the form of cash or stock. Please also file a copy of this agreement as an exhibit to the registration statement.

Response:     The Charitable Agreement with Best Buddies International specifies a mandatory annual contribution based upon a percentage of net sales, but does not specify if it is to be made in cash or stock. To date the Company has made these mandatory contributions in cash and expects to continue to do so in the future. See page 55 of Amendment No. 1. The Company has filed the Charitable Agreement, as amended, as Exhibit 10.23 to Amendment No. 1.

Transactions with affiliates of G. Tyler Runnels . . . , page 55

22.
In the second bullet point under this subheading, please clarify whether you will be required to pay any “tail fee” on the proceeds of this offering to T.R. Winston & Co.

Response:    The agreement with T.R. Winston & Company LLC was amended in March 2017 to terminate the obligation to pay it a tail fee, including, but not limited to, in this offering. A copy of the amendment was filed as Exhibit 10.24 to Amendment No. 1 and the disclosure has been modified to remove the prior reference to the obligation. Please see page 55.

 Representatives’ Warrants, page 62

23.
We note that your fee table includes representative’s warrants and underlying common stock. In your discussion of registration rights in this section, please clarify whether you are currently registering the issuance of the representative’s warrants and underlying common stock in satisfaction of any registration rights held by the representative.

Response:    Supplementally please be advised the Company is only registering the shares of common stock issuable upon the exercise of the representative's warrants which will be issued as compensation in this offering and not under any registration rights obligations.

Consolidated Balance Sheets, page F-2

24.
Given the significance of your line of credit and the related interest payable, please revise the related balance sheet line items to indicate that they are due to a related party.

Response:     The related balance sheet line items in the audited consolidated financial statements appearing in Amendment No. 1 have been revised to separately disclose the related party line payables. Please see page F-15. The Company has also separately disclosed this obligation in the interim financial statements included in Amendment No. 1 in response to comment 1 above.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Note 1 – Organization and Summary of Significant Accounting Policies, Revenue Recognition, page F-8

25. Please disclose when risk of loss and title to products are transferred to your customers.

Response:    Amendment No. 1 has been revised to state that risk of loss and title to the product are transferred to the customer upon shipping. Please see page F-21.

26.
We note your disclosure that you allow customers to return unsold products if and when they meet certain established criteria as set forth in company trade terms. Please more fully explain the specific nature of the criteria and how you considered them in your revenue recognition policy. Please specifically address the account receivable payment terms related to your significant customer, including if its payments to you are in any way contingent on its sale of your products to its customers. In addition, due to your reliance on a significant customer during fiscal 2016 and your lack of material historical sales data, please more fully explain how and why you believe that you are reasonably able to estimate sales returns and allowances.

Response:     Amendment No. 1 has been with respect to the Company's return policy. Please see page F-21. In addition, our terms as it relates to our significant customer, Beauty Systems Group, are net 30 days from receipt of shipment. Payments from all of our customers have no reliance regarding subsequent sales and are completely based on our shipment of product. Since the Company is not required to process returns and does not have a formal return policy, to date we have utilized actual returns to estimate return allowances and feel this is appropriate.

Note 2 – Intangible Assets, page F-12

27. In regard to the transaction with BPUNY, please more fully address the following:

•
Indicate who controlled BPUNY, including if they are/were a related party;

•
Explain how you determined that you did not acquire a business for which additional historical and pro forma financial statements could be required pursuant to Rules 8-04 and 8-05 of Regulation S-X;

•
Identify the specific nature and amount of any intangible assets in addition to the trademark that you acquired; and

•
Explain the specific nature of the trademark that you acquired, how you determined its fair value, and how you determined that it has an indefinite life.

Response:     BPUNY was controlled by Mr. Priel Maman, who was not a related party.

The Company assessed both ASC 805 as well as reviewed guidance in Rule 11-01 of Regulation S-X in determining if a business combination or asset acquisition was appropriate. As the staff is aware, under ASC 805, a business generally will consist of the following three elements: (i) inputs; (ii) processes applied to those inputs; and (iii) outputs that are used to generate a return to investors. However, the Company notes that ASC 805 emphasizes that to be considered a business, a set of activities and assets is required to have only the first two of those three elements (i.e., inputs and processes), which together are, or will be, used to create outputs. That is, outputs need not be present at the acquisition date for an integrated set of activities and assets to be a business.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

The Company understands that the determination of whether a "business" has been acquired should be made using the guidance in Rule 11-01(d) of Regulation S-X, which, although not absolute, does provide some parameters. The determination of what constitutes a business under Rule 11-01(d) is made for reporting purposes and may produce a different result than the determination of what constitutes a business for accounting purposes under GAAP accounting for business combinations. The Company acknowledges its understanding that the staff considers the continuity of the business operations to be a significant factor in determining whether a business has been acquired, and that the staff focuses primarily on whether the nature of the revenue-producing activity will remain generally the same after the acquisition.

The assets acquired from BPUNY consisted primarily of intellectual property to be incorporated into the business of Beauty & Pin-Ups. The Company acquired no employees, customers, revenue streams, facilities, or facilities in this transaction and as such we had no continuity of the business operations. In addition no processes or outputs were associated with the transaction. The IP acquired was not capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants. In fact, at the time of the transaction the Company expected that the IP would be incorporated into Beauty & Pin-Ups' business plan which entailed significant additional expense, time and effort. This effort included the creation of an entirely new and different product set for launch in the salon market space. In addition to creating entirely new products, the brand was completely recreated with a new look, style and presentation, keeping only the name, and subsequently relaunched into a new distribution channel.

Based on the above, the Company concluded that under the guidance of ASC 805 the acquisition of BPUNY assets was the acquisition of an asset, the underlying IP acquired, rather than a business that was capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.

As indicated the primary asset acquired was the trademark, tradename and the IP and related patents regarding the concept of the brand. The patents are:

•
U.S. Trademark Registration No. 4,383,347 for BEAUTY & PIN-UPS for "Beauty serums; Cosmetics; Cosmetics and make-up; Hair shampoos and conditioners; Non-medicated hair serums; Non-medicated skin care preparations; Non-medicated skin care preparations, namely, creams, lotions, gels, toners, cleaners and peels";

•
U.S. Trademark Application No. 86/023,773 for BEAUTY & PIN-UPS for "Hats; Jackets; Pants; Shirts; Shoes; Short-sleeved or long-sleeved t-shirts; Shorts; Sleeping garments; Socks; Sweat shirts; Swimwear; T-shirts; Underwear; Women's clothing, namely, shirts, dresses, skirts, blouses";

•
U.S. Copyright Registration No. VA 1-872-162 titled Beauty & Pin-Ups; and

•
“HAIR IRON”, as described in U.S. Design Application No. 29/538,247.

The total consideration paid was allocated to the net assets acquired based on relative fair values of those net assets as of the transaction date, in accordance with the Fair Value Measurement topic of the FASB ASC 820. The trademark and tradename and associated IP and patents are core to the business and as such there is no foreseeable limit to the cash flows generated by them, and as such we have classified them as assets with an indefinite life.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

Note 3 – Inventory, page F-12

28.
It is not clear to us why it is appropriate to include prepaid inventory, which appears to be essentially a deposit, in your tabular disclosures of inventory components or why you identify both the first and last lines in your tabular disclosures as finished goods. Please clarify or revise.

Response:     The Note has been revised in Amendment No. 1 to eliminate the prepaid inventory line item. Please see page F-25.

Note 6 – Related Party Transactions, page F-13; Note 7 – Shareholders’ E quit y, page F-14

29.
We note several transactions where shares were issued for services, charitable contributions, or to satisfy obligations. Please disclose how you valued shares that you issued for services, charitable contributions, and obligations.

Response:     The valuation of shares were all based on the most recent equity transactions conducted by the Company immediately prior to the specific issuance. The Company raised initial working capital from certain insiders in June 2015 at $1.00 per share, and closed two subsequent private placements, one between July 2015 and August 2015 at $2.00 per share and a subsequent placement closing between January 2016 and February 2016 at $7.50. (Note, all share prices are split adjusted). These points were used as valuation points for other issuances, including for services, charitable contributions and obligations. Please see page F-27 of Amendment No. 1.

Note 13 – Subsequent Events, page F-20

30.
Please indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date that the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response:    The note has been expanded in Amendment No. 1 to provide the information pursuant to ASC 855-10-50-1. Please see page F-33.

31.
In your updated financial statements, please ensure your disclosures adequately disclose and discuss your accounting for the following transactions:

•
The issuance of $2,125,000 8% convertible promissory notes and warrants, including your consideration of whether the notes include a beneficial conversion feature. In this regard, we note the conversion terms relative to the per share cash price for common stock during fiscal 2016;

Response:     The Company has included the disclosure of the of the convertible note sale which occurred in the first quarter of 2017 in the note to the interim financials included in Amendment No. 1 in response to comment 1; please see Note 4 on page F-8.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

•
The acquisition of a 51% ownership in IM'1 in exchange for 583,000 shares of common stock, including to whom the shares were issued, how they were accounted for, and whether additional historical and pro forma financial statements are required pursuant to Rules 8-04 and 8-05 of Regulation S-X; and

Response:     The Company performed the following assessment in relation to the IM'1 transaction:

•
First – IM1's Amended and Restated Operating Agreement (see Exhibit 10.18) provides that there are two classes of units, Class A voting and Class B non-voting. The Company is the sole owner of the Class A Units and, as such, has the right to appoint the manager of the entity (which is the Company) and to control its operations subject to the terms of the Amended and Restated Operating Agreement. However, the Company reviewed more closely the Amended and Restated Operating Agreement regarding control language and specifics. In evaluating the Amended and Restated Operating Agreement to determine if there is an impact to the Company’s position of control over IM'1, the Company reviewed FASB ASU No. 2015-02 "Consolidation" (Topic 810), and in particular, Sections 810-10-25-2 through 810-10-25-13 where the effect of noncontrolling rights on consolidation is discussed. After review of the Membership Interest Exchange Agreement (see Exhibit 10.20) and Operating Agreement and evaluation of the noncontrolling rights, the Company concluded that all noncontrolling rights are protective rights and the Company has a controlling interest in IM'1.

•
Second – The Company considered if the acquisition of IM'1 should be treated as a business combination or an acquisition of assets. The Company’s acquisition of a controlling interest in IM'1 required that the transaction be recorded as either a business combination or an acquisition of assets. In essence, the Company must determine whether IM'1 was a business or a group of assets on the date of acquisition. As the staff is aware, ASC Topic 805 "Business Combinations" is the accounting standard which outlines the determination as to whether an acquired entity is a business or a group of assets. ASC 805 describes a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return, and it further outlines that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required to qualify as a business. In evaluating whether IM'1 was a business or group of assets the Company evaluated the inputs, processes and outputs.

•
Inputs – identify the elements in the acquired group. IM'1 was an early stage business and to date had no employees, no revenue and had not yet begun operations. There had been some, but minimal early stage business planning. The only identifiable inputs were the Wholesale License Agreement with kathy ireland® Worldwide LLC (see Exhibit 10.17) and the IM'1 tradename.

•
Processes – assess the capability of the acquired group to produce output. As set forth above, IM'1 had not commenced operations, did not have any employees and the only process that was in place was some early stage planning; the Company concluded that the processes in place at acquisition were minimal and not yet consequential.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

•
Outputs – no outputs had been produced.

•
Conclusion: The Company concluded that IM'1 should not be considered a business at the time of acquisition by the Company as there were minimal inputs, no material processes and no outputs. As a result the acquisition was treated as an acquisition of assets. As the Company determined that it was an asset acquisition and not the acquisition of a business, the Company also concluded that no pro forma financial information was required under Rules 8-04 and 8-05 of Regulation S-X.

•
The acquisition of a 51% ownership in EE1 in exchange for 283,000 shares of common stock, including to whom the shares were issued, how they were accounted for, and whether additional historical and pro forma financial statements are required pursuant to Rules 8-04 and 8-05 of Regulation S-X.

Response:
The Company performed the following assessment in relation to the EE1 transaction.

•
First – EE1's Amended and Restated Operating Agreement (see Exhibit 10.19) provides that there are two classes of units, Class A voting and Class B non-voting. The Company is the sole owner of the Class A Units and, as such, has the right to appoint the manager of the entity (which is the Company) and to control its operations subject to the terms of the Amended and Restated Operating Agreement. However, the Company also reviewed more closely the Amended and Restated Operating Agreement regarding control language and specifics. In evaluating the Amended and Restated Operating Agreement to determine if there is an impact to the Company’s position of Control over EE1, the Company reviewed FASB ASU No. 2015-02 "Consolidation" (Topic 810), and in particular, Sections 810-10-25-2 through 810-10-25-13 where the effect of noncontrolling rights on consolidation is discussed. After review of the Membership Interest Exchange Agreement (see Exhibit 10.21) and the Amended and Restated Operating Agreement and the evaluation of the noncontrolling rights, the Company concluded that all noncontrolling rights are protective rights and the Company has a controlling interest in EE1.

•
Second – The Company considered if the acquisition of EE1 should be treated as a business combination or an acquisition of assets. As with IM'1 discussed above, the Company’s acquisition of a controlling interest in EE1 requires that the transaction be recorded as either a business combination or an acquisition of assets. In evaluating whether EE1 was a business or group of assets it evaluated the inputs, processes and outputs in accordance with ASC 805.

•
Inputs – identify the elements in the acquired group. EE1 was an early stage business and to date had no employees, no revenue and had not yet begun operations. There has been some, but minimal early stage business planning, and the only identifiable inputs were the agreement with BMG discussed in response to comment 14 above and the EE1 tradename.

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

•
Processes – assess the capability of the acquired group to produce output. EE1 had not commenced operations and did not have any employees. The only process that was in place was some early stage planning but the Company concluded that the processes in place at acquisition were minimal and not yet consequential.

•
Outputs – no outputs had been produced.

•
Conclusion: The Company concluded that EE1 should not be considered a business at the time of acquisition by the Company as there were minimal inputs, no material processes and no outputs. As a result the acquisition was treated as an acquisition of assets and no pro forma financial information was required.

Recent Sales of Unregistered Securities, page II-2

32.
State the value of the shares of common stock issued to EE1 Holdings, LLC and IM'1 Holdings, LLC in January 2017 as consideration for the purchase of Class A membership interests. See Item 701(c) of Regulation S-K.

Response:    Amendment No. 1 has been revised to include these amounts. See page II-3.

Undertakings, page II-4

33. Provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:      We do not believe this undertaking is required as the offering will be conducted under Rule 430A.

Index to Exhibits, page II-7

34. Revise the caption to exhibit 10.7 to reflect that the termination agreement dated September 30, 2016 is by and between Siskey Capital, LLC and Level Beauty Group, Inc.

Response:     The requested revision has been made in Amendment No. 1; please see page II-7.

Exhibits 10.15, 10.20, and 10.21

35.
You did not file all attachments to the exhibits. For example, refer to exhibit A of exhibit 10.15, exhibit B to exhibit 10.20, and exhibit B to exhibit 10.21. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting an attachment to an exhibit. Please refile the exhibits in their entirety with all attachment.

Response:       Exhibits 10.15, 10.20 and 10.21 have been refiled in Amendment No. 1

Division of Corporation Finance
United States Securities and Exchange Commission
April 28, 2017

We trust the foregoing sufficiently responds to the staff's comments.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer

cc:
Brian A. Pearlman, Esq.
Leslie Marlow, Esq.